EXHIBIT 99.1

2021 LETTER TO SHAREHOLDERS

To our Shareholders:

2021 was a transformative year for The Eastern Company (“Eastern”).  We are proud of how we executed our plan, which we believe will create long-term shareholder value in a dynamic environment.  We focused on doing everything we could to keep our teams safe and supply chains moving, ramping up production to address the strong demand for our products, and helping our communities recover. At the same time, our focus on performance and innovation remained unwavering.  I want to once again thank our diverse and high-performing teams around the world for their continued commitment to Eastern. I am truly grateful for their efforts every day to ensure our success.

Strengthening our focus and our businesses

In 2021, we successfully executed several strategic actions to strengthen and focus our business portfolio into a faster-growing, more profitable franchise.  We announced our intention to divest three non-core businesses and reported them as discontinued operations on Form 10-Q for the second quarter of 2021. We divested both Frazer & Jones and Greenwald in November 2021, following the sale of Canadian Commercial Vehicles and Sesamee Mexicana in 2020.  These actions are part of our ongoing work to streamline our portfolio of businesses and build scale in our largest businesses and generate robust free cash flow.  In addition, these divestitures allowed us to reduce our outstanding debt by $17.3 million and repurchase 14,596 shares in 2021.

We also completed the combination of our Eberhard and Illinois Lock businesses in 2021.  We combined these two organizations to build scale, improve innovation, and capture operating synergies.  Last year, we closed our manufacturing and warehousing facilities in Tilsonburg, Canada, and in Wheeling Illinois, and we moved operations to our locations in Strongsville, Ohio and Reynosa, Mexico.  In 2022, we plan to further consolidate manufacturing in Reynosa, Mexico.  We believe that our expansion in Mexico will build shorter and more robust supply chains to better serve our core customers.

A Strong Rebound in 2021

In 2021, we capitalized on an extraordinarily strong rebound in customer demand fueled by macro trends, including the surge in outdoor recreational activities and commercial transportation, which fueled demand for truck accessories and distribution products, respectively.  Full-year net sales from our continuing operations totaled $247 million, a 25% increase from the prior year. Our full-year gross margin as a percentage of net sales was 23%, and we delivered diluted earnings of $2.58 per share from continuing operations, up 47% over the prior year.

Last year, we described 2020 as “unprecedented turmoil.” Yet the environment in 2021 proved equally dynamic.  We navigated a rapidly evolving operating environment and prioritized meeting the strong demand from our customers by increasing our safety stocks, adding new suppliers, and implementing price increases to support our margins. Accordingly, free cash flow was temporarily impacted as we strategically built the inventory required to serve our customers, navigate the stretched global supply chain, and support the strong demand we expect for 2022.

Despite the operating environment, our balance sheet continued to strengthen in 2021.  We reduced our total debt outstanding to $71 million at the end of 2021. At the end of 2021, our net leverage ratio was 2.46x, and our fixed charge coverage ratio was 2.2x, both of which comfortably comply with our bank covenants of 4.25x and 1.25x, respectively.

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Outlook

At this time, there are many reasons to be optimistic about 2022, with strong demand in our core markets, recovering supply chains, and less raw material price volatility. While the war in Ukraine is once again driving up the cost of some raw materials, we are not yet seeing costs increase to 2021 highs.  In 2022, we should begin to see the impact of the increase in new vehicle launches, the synergies from our consolidation of Eberhard and Illinois, as well as the accelerated growth from the launch of six new truck mirror programs in 2021.

Beyond 2022, we believe that our focus on our three core businesses – Big 3 Precision, Eberhard, and Velvac – will deliver innovation-led organic growth, capitalizing on several industry trends, including electrification, digitization, and automation.  Eberhard, for example, has recently launched a full line of electro-mechanical solutions, capitalizing on electrification and digitization across many of our core markets, including commercial transportation and retail. We anticipate that our innovative products will translate into significant sales, earnings, and cash flow growth in 2022 and beyond.  At the same time, we continue to pursue bolt-on acquisitions that expand our access to markets, build capabilities and offer synergies for our core businesses.  We are working to achieve our goal of becoming a $100 million EBITDA company through both organic growth and strategic bolt-on acquisitions.

Commitment to ES&G

Our business strategies and environmental, social, and governance (“ES&G”) responsibilities are inextricably connected.  As a result, we believe that our operating model, commercial activities, and practices and procedures are closely aligned with our ES&G responsibilities.  In 2021, we began to formalize some of the ways we manage, monitor, and report on ES&G, with the adoption of the Global Reporting Initiative (“GRI”) Sustainability Framework.

Examples of alignment between our current business and ES&G goals include our returnable transport packaging, which reduces packaging waste, especially wood and cardboard, and increases the efficiency of supply chains.  Similarly, we are working closely with several customers to design and produce tooling for bottles with larger amounts of post-consumer regrind or recycled material and to eliminate the need for labeling.  Further, in 2021, we formally opened our new production facility in Reynosa, Mexico, which includes the latest in energy-efficient lighting, insulation, and HVAC systems to conserve energy.

In 2022, we adopted the GRI framework.  The GRI Standards are set by the Global Sustainability Standards Board (GSSB), which combines technical expertise, diversity of experience, and multi-stakeholder perspectives, and performs its work according to a formally defined due process, exclusively in the public interest.  We believe the GRI framework uniquely focuses our work on ESG where our company has the greatest impact.

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We are grateful for your continued support and look forward to seizing the opportunities that lie ahead.

August M. Vlak

President and Chief Executive Officer

James A. Mitarotonda

Chairman of the Board

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Safe Harbor for Forward-Looking Statements

Statements in this document about our future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. Any statements that are not statements of historical fact, including statements containing the words “would,” “should,” “may,” “will,” "believes," “estimates,” "intends," "continues," "reflects," "plans," "anticipates," "expects," “potential,” “recovering,” “opportunities” and similar expressions, should also be considered to be forward-looking statements. Readers should not place undue reliance on these forward-looking statements, which are based upon management's current beliefs and expectations. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. The risks and uncertainties that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, but are not limited to, effects of the COVID-19 pandemic (and how quickly and to what extent normal economic activity can resume), including supply chain disruptions, delays in delivery of our products to our customers, impact on demand for our products, reductions in production levels, increased costs, including costs of raw materials, the impact on global economic conditions, the availability, terms and cost of financing, including borrowings under credit arrangements or agreements, and risks associated with employees working remotely or operating with reduced workforce. Other factors include, but are not limited to: risks associated with doing business overseas, including fluctuations in exchange rates and the inability to repatriate foreign cash, the impact on cost structure and on economic conditions as a result of actual and threatened increases in trade tariffs and the impact of political, economic and social instability; restrictions on operating flexibility imposed by the agreement governing our credit facility; the inability to achieve the savings expected from global sourcing of materials; the impact of higher raw material and component costs, particularly steel, plastics, scrap iron, zinc, copper and electronic components; lower-cost competition; our ability to design, introduce and sell new products and related components; market acceptance of our products;  the inability to attain expected benefits from acquisitions or the inability to effectively integrate such acquisitions and achieve expected synergies; domestic and international economic conditions, including the impact, length and degree of economic downturns on the customers and markets we serve and more specifically conditions in the automotive, construction, aerospace, energy, oil and gas, transportation, electronic, and general industrial markets; costs and liabilities associated with environmental compliance; the impact of climate change or terrorist threats and the possible responses by the U.S. and foreign governments; failure to protect our intellectual property; cyberattacks; materially adverse or unanticipated legal judgments, fines, penalties or settlements.  There are important, additional factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including those set forth in our reports and filings with the Securities and Exchange Commission. We undertake no obligation to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.

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